VIA EDGAR

March 5, 2014

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Tia L. Jenkins, Senior Assistant

Chief Accountant, Office of Beverages,

Apparel, and Mining

Re:	Destination Maternity Corporation Form 10-K for the fiscal year ended September 30, 2013 Filed December 13, 2013 File No. 000-21196

Dear Ms. Jenkins:

I am writing with reference to your letter of comments addressed to Edward M. Krell, our Chief Executive Officer, dated March 4, 2014.

Company officers have begun to analyze the comments in your letter and prepare written responses for submission to the Staff. In your letter, you inquired as to the company’s timing for submission of a response. In this regard, please note that the company is planning to submit its written response to the Staff’s comments by April 1, 2014. Please let me know if you have any objection to this schedule.

Very truly yours,

/s/ Ronald J. Masciantonio

Ronald J. Masciantonio
Executive Vice President & Chief Administrative Officer

cc:	Edward M. Krell, Chief Executive Officer

Judd P. Tirnauer, Chief Financial Officer

Kristen D. Han, Vice President & General Counsel